SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

December 20, 2007

BY EDGAR AND
FACSIMILE TRANSMISSION 202-772-9369
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Brigitte Lippmann, Esq.
Mail Stop 7010

Re:	Cryoport, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-147300 (the “Registration Statement”)

Dear Ms. Lippmann:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed on November 9, 2007.

By letter dated December 3, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1. Because of the nature and size of the transaction being registered, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. We note your disclosure on page 2 that the number of shares offered represents 36% of the total shares outstanding, but this percentage is not based on the number of shares held by nonaffiliates. If you wish to continue with the registration of the shares for the affiliates, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities or reduce the size of the offering.

The Company advises the Staff that, except for a de minimus amount, none of the Company’s affiliates hold any shares as is evident from the principal stockholders table on page 38 of the Registration Statement. As a result, 36% is the correct percentage. Therefore, the transaction is eligible to be made under Rule 415 and no revisions are required to be made in response to this comment.

2.  Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

The Company has made revisions in accordance with the Staff’s comment. See page 1 of the Registration Statement.

3.  Please provide tabular disclosure regarding payments to the investors and affiliates, including the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

The Company has added tabular disclosure in accordance with the Staff’s comment. See pages 40 and 43 of the Registration Statement.

4. Please provide tabular disclosure regarding potential profits to the selling shareholders upon conversion of the notes, including:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•  the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
•  the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholder may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

Since the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional tabular disclosure.

The Company has added tabular disclosure in accordance with the Staff’s comment. See page 43 of the Registration Statement.

5. Please provide tabular disclosure, similar to the comment immediately above, regarding potential profits to the selling shareholders to be received as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders.

The Company has added tabular disclosure in accordance with the Staff’s comment. See page 43 of the Registration Statement.

6. Please provide tabular disclosure comparing issuer proceeds to potential investor profit, including each of the following items:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 4 and Comment 5.

Further, please provide disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The Company has added tabular disclosure in accordance with the Staff’s comment. See page 45 of the Registration Statement.

7.  Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Company advises the Staff that there were no prior securities transactions between the selling shareholders and the Company. Therefore, no revisions are required to be made in response to this comment.

8. Please provide tabular disclosure comparing the number of shares being registered to the number of outstanding shares as follows:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has added tabular disclosure in accordance with the Staff’s comment. See page 46 of the Registration Statement.

9. Please provide the following information regarding the company’s intention and ability to make note payments and the presence or absence of short selling by the selling shareholders:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have any existing short position in the company’s stock, the following additional information:

•  the date on which each such selling shareholder entered into that short position; and

•  the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company has made revisions in accordance with the Staff’s comment. Specifically, the Company has made disclosure with respect to its intention to repay its obligations under the notes on page 15 of the Registration Statement. Disclosure respecting short positions is made on page 41 of the Registration Statement.

10.  Please provide the following information about any relationships between the company and the selling shareholders:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company advises the Staff that there are no relationships between the investors and the Company beyond the ones described in the Registration Statement.

Prospectus Summary, page 1

General, page 1

11. Please disclose in this section that you have received a going concern opinion from your auditors.

The Company has made revisions in accordance with the Staff’s comment. See page 1 of the Registration Statement.

Recent Financing, page 1

12. Please describe the terms of the warrants which you issued to Joseph Stevens & Company, Inc. and its affiliates. Also explain how you calculated the amount of shares you are registering that are issuable upon conversion of the debentures.

The Company has added disclosure to give additional details regarding the warrants issued to Joseph Stevens. In addition, the Company has added disclosure explaining the basis for the number of shares included for registration. See page 41 of the Registration Statement.

Selling Stockholders, page 38

13. With respect to GunnAllen Financial, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

The Company has made revisions in accordance with the Staff’s comment. See page 40 of the Registration Statement.

14. Please tell us whether any of selling stockholders, other than the persons affiliated with Joseph Stevens & Company, Inc., are broker-dealers or affiliates of a broker-dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

The Company advises the Staff that other than Joseph Stevens and GunnAllen, none of the selling stockholders is a registered broker dealer. GunnAllen received its compensation for introducing the Company to Joseph Stevens and is not involved in any sales efforts related to this offering. Therefore, the Company does not believe that that entity is required to be disclosed as an underwriter. The Company has made additional disclosures relating to these issues on page 40 of the Registration Statement.

Exhibit 5.1 —Legal Opinion

15. In the penultimate paragraph, please delete the language “under the laws of the State of Delaware,” since it implies that the shares will only be fully paid and non-assessable in Delaware. If counsel qualifies its opinion as to jurisdiction, counsel must opine on the legality of the securities under the laws of Nevada, where the company is incorporated.

A revised legal opinion has been included as Exhibit 5.1.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

   Louis A. Brilleman